





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66989

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROSS POINT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1020 SPRINGFIELD AVENUE -SUITE 204
(No. and Street)

MOUNTAINSIDE (City) NEW JERSEY (State) 07092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL BEATON/SANDRA ALFANO 646-779-3922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUMSMITH+BROWN, PC
(Name – *if individual, state last, first, middle name*)

200 JEFFERSON PARK SUITE 400 (Address) WHIPPANY (City) NJ (State) 07981 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JOHN D. FRONTERO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSS POINT CAPITAL, LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

3-12-18

Notary Public

DOMINIQUE LAWRENCE
Notary Public
State of New Jersey
My Commission Expires Apr 11, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public Report

CROSS POINT CAPITAL, LLC

Statement of Financial Condition

December 31, 2017

With Report of Independent Registered Public Accounting Firm Report

Cross Point Capital, LLC
Notes to Financial Statements
December 31, 2017

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of
Cross Point Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cross Point Capital, LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2009.

March 12, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Cross Point Capital, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	215,922
Due from clearing firm, including clearing deposit of $500,000		1,039,330
Accounts receivable		5,048
Prepaid expense		42,302
Security deposits		4,856
	$	1,307,458

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	257,955
Commission payable		354,428
Due to Former member		236,367
Deferred rent		5,350
Total liabilities	$	854,100
Member's equity		453,358
	$	1,307,458

The Notes to Financial Statements are an integral part of this statement.

1.   **Organization and Summary of Significant Accounting Policies**

Nature of Business
Cross Point Capital, LLC (the "Company") is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey. It is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and has operating locations in New Jersey, and North Carolina.

The Company assists in brokerage of private placements of securities and assists as a structuring and placement advisor in the securitization of pools of structured and/or asset or collateralization-based finance vehicles. The Company engages in riskless principal transactions. A riskless principal transaction is a transaction in which the Company receives an order to buy a security from a customer contemporaneously with an order to sell a security with a different customer. All terms and pricing of the riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also provides full service financial consulting in various areas including auction rate broker dealer services and secondary market trading, and structuring or restructuring services. In addition, the Company serves as a middle market broker dealer who conducts municipal securities trading and sales.

Accounting Basis
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Revenue Recognition
Revenue from riskless principal transactions is calculated as a percentage of the gross proceeds. Revenue from these transactions is recognized on a trade-date basis. Consulting income is earned when the services are performed. Fee income from municipal security transactions is earned when the trades are executed. The Company recognizes revenue on service contracts ratably over applicable contract periods or as services are performed. Amounts billed and collected before services are performed are included in deferred revenue.

Due from Clearing Firm
The Company clears all of its brokerage transactions through its clearing broker on a fully disclosed basis. Due from clearing firm amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from clearing firm are considered fully collectible by management.

Accounts Receivable
Accounts receivable represents amounts due from consulting income and management fee income earned prior to the year end. The Company considers accounts receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2017.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company. Therefore, the income or loss is passed through to the members and no provision or liability for federal and state income taxes has been included in the financial statements for the Company. Each member is individually responsible for reporting income or loss, to the extent required by federal and state income tax laws and regulations, based on its respective share of the company's income and expense as reported for income tax purposes.

The Company had no unrecognized tax benefits or liabilities at December 31, 2017. In addition, the Company has no income tax related penalties or interest for the period.

The Company is required to file income tax returns in the U.S. federal jurisdiction and various states in 2017.

New Accounting Pronouncements
In May 2014, the Financial and Accounting Standards Board ("FASB") issues ASU No. 2014-9, Revenue from contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflect the consideration to which it expects to be entitled in exchange for the goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Management has evaluated the impact of the adoption of Topic 606 and concluded that it will have no impact on the Company's financial statements.

2. **Related Party Transactions**

The Company shared an office space and also some office personnel with an affiliate. In accordance with an expense sharing agreement, the Company incurred the following costs from this affiliate in 2017:

Salaries	$	35,730
Rent		1,000
Telephone expenses		3,872
Other		1,925
	$	42,527

As of December 31, 2017, the expense sharing agreement has been terminated and is no longer in effect.

In 2017 the representatives from another affiliate with common ownership performed trading services related to riskless principal transactions. Accordingly the Company compensated the representatives in the amount of $732,804. As of December 31, 2017, the payable balance was $174,339 which is included in Accrued Expenses.

As of December 31, 2017, the Company wrote off uncollected receivable due from employees of $26,618.

Due to Former Member
As of December 1, 2017, the Company purchased 100% of the outstanding membership interests owned by Munish Sood. A return of initial capital (member equity) contributed of $400,000 and

outstanding loan re-payment of $97,734 will be made to Munish Sood in a series of payment installments agreed upon by Cross Point Capital, LLC and Munish Sood. As of December 31, 2017, the remaining amount payable to Munish Sood was $236,367, which includes $25,000 guaranteed payments and which is scheduled to be paid in 2018.

3. Concentrations of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

4. Commitment

The Company has an obligation under an operating lease agreement for the following office space: Charlotte, North Carolina - expiring 2019, Mountainside and Holmdel New Jersey-expiring 2018. Rental expense under these operating leases were $46,624 for the year ending December 31, 2017. The Company's future minimum lease commitments under operating lease agreements are as follows:

Year Ended

2018	$	42,509
2019		18,664
	$	61,173

5. Net Capital Requirement

As a registered broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $405,278 which was $155,278 in excess of its required net capital of $250,000. The Company's net capital ratio was 2.11 to 1 at December 31, 2017.

6. Retirement Plan

The Company has a defined contribution 401(k) plan. Employees who have attained age 18 and have completed 90 days of service are eligible to participate. The Company may make discretionary matching contributions based on employee contributions. The Company may also make discretionary profit sharing contributions based on employee classification according to the plan. The Company did not make any contributions to the plan for the year ended December 31, 2017.